UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 000-32891

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

1ST CONSTITUTION BANK 401(K) RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Constitution Bancorp
2650 Route 130
Cranbury, New Jersey 08512

1st Constitution Bank 401(k) Retirement Savings Plan Financial Statements and Supplementary Information December 31, 2015 and 2014

1st Constitution Bank 401(k) Retirement Savings Plan
Table of Contents
December 31, 2015 and 2014

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Information

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	12

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

The Board of Directors, Audit Committee, Management, and Plan Participants

1st Constitution Bank 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the 1st Constitution Bank 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Clark, New Jersey
June 28, 2016

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Assets
Investments, at fair value	$8,276,184	$8,055,371
Cash	48,136	54,441
Notes receivable from participants	287,776	226,871

Total assets	8,612,096	8,336,683

Liabilities	474	9,940

Net assets available for benefits	$8,611,622	$8,326,743

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions to Net Assets Attributed to
Investment income:
Net depreciation in fair value of investments	$(214,383)
Interest and dividends	571,709

Net investment income	357,326

Interest income on notes receivable from participants	11,295

Contributions:
Participant	884,333
Employer	274,318
Rollovers	6,149

Total contributions	1,164,800

Total additions	1,533,421

Deductions from Net Assets Attributed to
Benefits paid to participants	1,201,080
Administrative expenses	47,462

Total deductions	1,248,542

Net increase in net assets available for benefits	284,879

Net Assets Available for Benefits
Beginning of year	8,326,743

End of year	$8,611,622

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

1.	Description of the Plan

The following description of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of 1st Constitution Bank (the “Company” or “Sponsoring Employer”) who have completed 6 months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined by the Plan up to the maximum limits of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participant contributions to the Plan are recorded in the period that payroll deductions are made from participants. The Company contributes a matching contribution of up to 3 percent of eligible participant compensation, as defined by the Plan. Matching Company contributions are recorded in the same period as participant contributions. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan  earnings and is charged with an allocation of administrative expenses. Allocations are based on participant  earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants are fully vested after three years of credited service, as follows:

Years of Service	Percentage

1 year	0%
2 years	50%
3 years	100%

A year of service for vesting will be determined on the basis of the hours of service method.  The participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's account and bear an interest rate ranging from  3.25% to 4.25% at December 31, 2015. Principal and interest is paid ratably through bi-weekly payroll deductions. Terms range from one to five years or greater for the purchase of a primary residence. The number of outstanding loans that a participant can have at one time is two loans.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum.  If the balance is equal to or greater than $5,000, the participant may elect to defer payment. In addition, the Plan allows for hardship distributions if certain criteria are met.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $3,640 and $837 respectively. The forfeiture account is used to offset Plan expenses or future Company matching contributions. During 2015, $3,851 was used to reduce Plan administrative expenses.

Cash Account

At December 31, 2015 and 2014, a cash account balance of $48,136 and $54,441, respectively, was in a non-interest bearing  cash account. This account is used by the custodian and record keeper of the Plan for Plan fees.

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan.

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

Administration of Plan Assets

The Plan’s assets are  administered under a contract with Daily Access Corporation (“DAC”)  as the  record keeper. MG Trust acts as the custodian and trustee of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2016 with early adoption permitted. Management has elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit - Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

3.	Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014. There were no transfers of investments between Level 1 and Level 2 during the years ended December 31, 2015 and 2014.  The Plan held no Level 3 investments during 2015 or 2014.

Shares of registered investment companies are valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.

The Common Collective Trust Fund is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the Common Collective Trust Fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan’s investment in the Common Collective Trust Fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the Common Collective Trust Fund at December 31, 2015 and 2014.

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

The 1st Constitution Bank Unitized Stock Fund is a fund available to the participants to direct their contributions into. The 1st Constitution Bank Unitized Stock Fund is a unitized fund that fluctuates directly with the value of the securities held in the fund, primarily consisting of 1st Constitution Bancorp Common Stock. The NAV per unit is primarily derived from the Company’s close prices as reported on NASDAQ on the last business day of the Plan year based on the unit equivalent number of shares. In addition, the fund can include short-term investments in a money market account.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$6,043,671	$-	$-	$6,043,671
1st Constitution Bank Unitized Stock Fund	-	1,932,594	-	1,932,594

Total investments in fair
value hierarchy	$6,043, 671	$1,932,594	$-	7,976,265

Investments measured at
net asset value (a)	299,919

Total investments at fair value	$8,276,184

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies	$5,808,187	$-	$-	$5,808,187
1st Constitution Bank Unitized Stock Fund	-	2,020,551	-	2,020,551

Total investments in fair
value hierarchy	$5,808,187	$2,020,551	$-	7,828,738

Investments measured at
net asset value (a)	226,633

Total investments at fair value	$8,055,371

(a)
Certain investments measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy but are included to permit reconciliation of the fair value hierarchy to the investment line item presented in the Statement of Net Assets Available for Benefits.

4.	Related Party Transactions/Party-in- Interest

The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions.  DAC, as the record keeper, is the administrator of these transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

At December 31, 2015 and 2014, the Plan held 134,862 units and 168,624 units, respectively, of 1st Constitution Bancorp Common Stock, with a cost basis of $1,030,113 and $1,290,941, respectively, and a fair value of $1,735,674 and $1,836,315, respectively. Purchased transactions and sales proceeds recorded in 1st Constitution Bancorp Common Stock during 2015 were  $380,635 and $573,109, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their Company contributions.

1st Constitution Bank 401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014

6.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. As of December 31, 2015 and 2014, the Plan had investments of $3,196,066 and $3,149,078, respectively that were concentrated in the 1st Constitution Bank Unitized Stock Fund and the JP Morgan Equity Index, respectively.

8.	Delinquent Participant Contributions

For the year ended December 31, 2015, the Company did not remit 1 remittance of participant contributions to the Plan on a timely basis ( 1 day ) as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Such contributions totaled $30,897 for the year ended December 31, 2015 which are summarized on the Schedule of Delinquent Participant Contributions and were self corrected in 2015. The Company paid the lost earnings of $10 in 2015 relating to the late remittance of contributions for the year ended December 31, 2015.

9.	Subsequent Events

Effective January 1, 2016, the Plan changed custodian and trustee services from MG Trust, to Verisight Trust Company, a subsidiary of Verisight, Inc.  On March 31, 2016, Verisight unified Daily  Access Corporation (“DAC”) and the Newport Group for recordkeeping to the new brand name of Newport Group.  Verisight Trust Company has changed its name to Newport Trust Company.

1st Constitution Bank 401(k) Retirement Savings Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
EIN: 22-2937245 Plan Number: 001
Year Ended December 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions	Contributions not	Contributions Corrected	Contributions Pending	Total Fully Corrected Under
Transferred Late to the Plan (1)	Corrected	Outside of VFCP	Correction in VFCP	VFCP and PTE 2002-51

$30,897	$-	$30,897	$-	$-

(1)	Amount does not include participant loan repayments

1st Constitution Bank 401(k) Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-2937245 Plan Number: 001
December 31, 2015

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

	Registered investment company	American Funds American Balanced	N/R	$239,709
	Registered investment company	American Funds High Income Trust	N/R	32,773
	Registered investment company	American Funds Capital World Bond	N/R	50,647
	Registered investment company	American Funds EuroPacific Growth	N/R	206,355
	Registered investment company	American Funds New Perspective	N/R	96,459
	Registered investment company	Columbia Acorn USA Fund	N/R	406,344
	Registered investment company	Franklin Growth Series	N/R	437,748
	Registered investment company	JP Morgan Equity Index	N/R	1,263,472
	Registered investment company	Oppenheimer Developing Markets	N/R	177,821
	Registered investment company	Pimco Total Return	N/R	402,142
	Registered investment company	Prudential Jennison Mid-Cap Growth	N/R	200,530
	Registered investment company	T Rowe Price Equity Income	N/R	243,674
	Registered investment company	T Rowe Price Mid-Cap Value	N/R	509,605
	Registered investment company	T Rowe Price Retirement 2005 Fund	N/R	215,444
	Registered investment company	T Rowe Price Retirement 2015 Fund	N/R	292,629
	Registered investment company	T Rowe Price Retirement 2020 Fund	N/R	261,127
	Registered investment company	T Rowe Price Retirement 2025 Fund	N/R	180,178
	Registered investment company	T Rowe Price Retirement 2030 Fund	N/R	235,322
	Registered investment company	T Rowe Price Retirement 2035 Fund	N/R	32,339
	Registered investment company	T Rowe Price Retirement 2040 Fund	N/R	144,241
	Registered investment company	T Rowe Price Retirement 2045 Fund	N/R	17,764
	Registered investment company	T Rowe Price Retirement 2050 Fund	N/R	108,851
	Registered investment company	T Rowe Price Retirement 2055 Fund	N/R	19,465
	Registered investment company	Thornburg Core Growth Fund	N/R	62,617
	Registered investment company	Columbia Small Cap Index	N/R	206,416
	Common Collective Trust Fund	Wells Fargo Stable Value Fund	N/R	299,919
*	1st Constitution Bank Unitized Stock Fund	Common Stock	N/R	1,932,594
*	Notes receivable from participants	Interest rates: ranging from 3.25%-4.25%	0	287,776

				$8,563,960

*	Party-in-interest transactions as defined by ERISA
N/R - Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1ST CONSTITUTION BANK 401(K)
RETIREMENT SAVINGS PLAN
(Name of Plan)

DATE: June 28, 2016	By:	/s/ Dorine M. Nicol
Dorine M. Nicol
Sr. Vice President/Human Resources Director

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm